Exhibit 99.2

Pacific Premier Bancorp, Inc. to Acquire Plaza Bancorp

Highlights of the Announced Transaction:

•	Strengthens Pacific Premier’s position as one of the leading commercial banks headquartered in Southern California with $7.7 billion in total assets on a pro forma basis

•	Serves as Pacific Premier’s entrance into Los Angeles County

•	Compelling economics for Pacific Premier’s shareholders - immediately accretive to tangible book value and earnings per share

Irvine, Calif., August 9, 2017 -- Pacific Premier Bancorp, Inc. (NASDAQ: PPBI) (the “Company”, “Pacific Premier”, “we”, “us” or “our”), the holding company of Pacific Premier Bank (“Pacific Premier Bank”) and Plaza Bancorp (OTC Pink: PLZZ) (“Plaza”) today announced they have entered into a definitive agreement under which Pacific Premier will acquire Plaza in an all-stock transaction valued at approximately $226.3 million, or $7.29 per share, based on a closing price for Pacific Premier’s common stock of $36.45 as of August 8, 2017. The Company expects the transaction to be immediately accretive to earnings per share and tangible book value per share.

Plaza, the holding company of Plaza Bank, is headquartered in Irvine, California with $1.3 billion in total assets, $1.1 billion in gross loans and $1.1 billion in total deposits as of June 30, 2017. Plaza has seven regional offices located in Irvine, Manhattan Beach, El Segundo, Pasadena, Montebello, San Diego and Las Vegas. The transaction will increase Pacific Premier’s total assets to approximately $7.7 billion on a pro forma basis.

Steven R. Gardner, Chairman, President and Chief Executive Officer of Pacific Premier, commented, “Entering Los Angeles County has been a key focus of our long-term strategic plan to build Pacific Premier into the leading commercial bank headquartered in Southern California, and this transaction will enable us to achieve that goal in a way that makes strategic and economic sense for our franchise. With the additional operational scale and increased market presence in Southern California, we believe the combined company is better positioned to take advantage of growth opportunities and generate stronger returns for our shareholders.”

“We are pleased to join Pacific Premier and believe this combined company is one of the most attractive commercial banks headquartered in Southern California,” said Rick Sowers, President of Plaza. “On a combined basis, Pacific Premier can offer greater capital resources and an expanded array of products and services, which we believe will be beneficial to our clients and our employees. We are excited about the opportunities that will be created from this merger and look forward to the combined success going forward.”

The earnings per share accretion estimates are based on estimated costs savings of approximately 35% of Plaza’s non-interest expense, with 75% of the cost savings phased-in during 2018 and 100% phased-in during 2019. The earnings per share accretion estimates do not include any assumption of revenue synergies.

Transaction Details

Under the terms of the definitive agreement, upon consummation of the transaction, holders of Plaza common stock will have the right to receive 0.200 shares of Pacific Premier common stock for each share of Plaza common stock they own. Based on a $36.45 closing price of Pacific Premier’s common stock on August 8, 2017, the aggregate merger consideration is approximately $226.3 million or $7.29 per share of Plaza common stock.

Existing Pacific Premier shareholders will own approximately 86.9% of the outstanding shares of the combined company and Plaza shareholders are expected to own approximately 13.1%.

Pursuant to the terms of the merger agreement and a related investor rights agreement, following the consummation of the transaction, Carpenter Fund Manager GP, LLC (“Carpenter”), which manages funds that currently own approximately 86% of the outstanding shares of Plaza common stock, may designate one individual to serve on the Boards of Directors of the Company and Pacific Premier Bank for so long as such funds own at least 9.9% of Pacific Premier’s outstanding shares of common stock.

The transaction is expected to close in the fourth quarter of 2017 or early first quarter of 2018, subject to satisfaction of customary closing conditions, including regulatory approvals and approval of Plaza’s shareholders. Carpenter and Plaza’s directors and select executive officers have entered into agreements with Pacific Premier pursuant to which they have committed to provide written consents with respect to their shares of Plaza common stock in favor of the acquisition. For additional information about the proposed acquisition of Plaza, shareholders are encouraged to carefully read the definitive agreement that was filed with the Securities and Exchange Commission (“SEC”) today.

D.A. Davidson & Co. acted as financial advisor to Pacific Premier in the transaction and delivered a fairness opinion to the Board of Directors of the Company. Holland & Knight LLP served as legal counsel to Pacific Premier. Sandler O’Neill + Partners L.P. acted as financial advisor to Plaza in the transaction and delivered a fairness opinion to the Board of Directors of Plaza. Sheppard Mullin Richter & Hampton LLP served as legal counsel to Plaza.

Conference Call, Webcast and Investor Presentation

The Company will host a conference call at 8:00 a.m. PT / 11:00 a.m. ET on Wednesday, August 9, 2017 to discuss the merger announcement. Analysts and investors may participate in the question-and-answer session. The conference call can be accessed by telephone at 866-290-5977 and asking to join the “Pacific Premier Bancorp” conference call. Additionally a telephone replay will be made available through August 16, 2017 at 877-344-7529, access code 10111377. The conference call will be webcast live on the Investor Relations section of the Company’s website. An archived version of the webcast will be made available in the same location shortly after the live call has ended.

A presentation to be discussed on the conference call will be made available on the Presentations page of the Company’s investor relations website.

About Pacific Premier Bancorp, Inc.

Pacific Premier Bancorp, Inc. is the holding company for Pacific Premier Bank, one of the largest banks headquartered in Southern California with approximately $6.4 billion in assets. Pacific Premier Bank is a business bank primarily focused on serving small and middle market businesses in the counties of Orange, Los Angeles, Riverside, San Bernardino, San Diego, San Luis Obispo and Santa Barbara, California. Through its more than 25 depository branches, Pacific Premier Bank offers a diverse range of lending products including commercial, commercial real estate, construction, and SBA loans, as well as specialty banking products for homeowners associations and franchise lending nationwide.

About Plaza Bancorp

Plaza Bancorp is the holding company of Plaza Bank, a top-rated community bank headquartered in Irvine with approximately $1.3 billion in assets. Plaza Bank offers a full complement of banking services and is committed to serving and supporting the businesses in Southern California and Southern Nevada with seven regional offices located in Irvine, Manhattan Beach, El Segundo, Pasadena, Montebello, San Diego and Las Vegas, Plaza Bank aims to deliver highly personalized service and financial solutions to businesses, professionals, and their families.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements regarding the Company, Plaza and the proposed acquisition. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: the expected cost savings, synergies and other financial benefits from the acquisition might not be realized within the expected time frames or at all; governmental approval of the acquisition may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the acquisition; conditions to the closing of the acquisition may not be satisfied; and the shareholders of Plaza may fail to approve the consummation of the acquisition;. Annualized, pro forma, projected and estimated numbers in this press release are used for illustrative purposes only, are not forecasts and may not reflect actual results.

The Company and Plaza undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Additional Information About the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed acquisition transaction, a registration statement on Form S-4 will be filed with the SEC that will include a consent solicitation statement of Plaza. The Company also plans to file other relevant materials with the SECSHAREHOLDERS OF PLAZA ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. The final consent solicitation statement/prospectus will be mailed to shareholders of Plaza. Investors and security holders will be able to obtain the documents, and any other documents the Company has filed with the SEC, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge by (1) accessing PPBI’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings”, (2) writing PPBI at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations, or (3) writing Plaza at 18200 Von Karman Avenue Suite 500, Irvine, CA 92612, Attention: Corporate Secretary

The directors, executive officers and certain other members of management and employees of Plaza may be deemed to be participants in the solicitation of consents in favor of the acquisition from the shareholders of Plaza. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the consent solicitation statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Pacific Premier Bancorp, Inc.
Steven R. Gardner
Chairman, President & Chief Executive Officer
(949) 864-8000
sgardner@ppbi.com

Pacific Premier Bancorp, Inc.
Ronald J. Nicolas, Jr.
Senior Executive Vice President & Chief Financial Officer
(949) 864-8000
rnicolas@ppbi.com